December 19, 2024

Matthew Lipman
Chief Executive Officer
Capstone Holding Corp.
5141 W. 122nd Street
Alsip, IL 60803

       Re: Capstone Holding Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 3, 2024
           CIK No. 0000887151
Dear Matthew Lipman:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 4, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 sumbitted December 3, 2024
Summary Consolidated Financial Information, page 10

1. You present statements of operations for the nine months ended September 30, 2024 and 2023 on pages 11 and 12 with amounts that vary from one another. If the intention is for one of them to represent the three months ended September 30, 2024 and 2023, please revise accordingly. Otherwise, eliminate the inapplicable nine months statement.
 December 19, 2024
Page 2

Use of Proceeds, page 28

2. We note your revised disclosure pursuant to prior comment 10 and reissue in part.
       Please disclose the interest rate associated with the Berskire Bank loan.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

3. In regard to changes in sales, you refer to the effects of changes in prices and volumes. Please disclose the extent of each. Refer to Item
303(b)(2)(iii) of Regulation
       S-K. We further note you still have not quantified each factor cited in your explanations of period-to-period variances in selling, general and administrative expenses per the guidance we previously cited. Please revise accordingly.
Note 6 - Investment in Non-Marketable Securities, page F-11

4. We note from your disclosure on page 56 that the counterparty to the debt forgiven on the transfer of the $8 million investment in DPH to a third party is Brookstone XXI, a party under common control with you. Please tell us how you considered this
       relationship in evaluating whether the gain you recognized in the transaction of $7.2 million should be considered a contribution of capital under SAB Topic 5T and provide us with the basis for your accounting.
Consolidated Financial Statements of Capstone Holding Corp. as of December 31, 2023
Notes to Consolidated Financial Statements
Note 16 - Subsequent Events, page F-19

5. Your disclosure here indicates the amended terms provided a waiver for your compliance of the financial covenants not met through September 30, 2024. Please revise your subsequent events disclosure to state whether or not you were in compliance through December 3, 2024, the date of the independent accountant's report. Similar disclosure, as well as potential impacts to your financial position and liquidity, should be added to your discussion in Liquidity and Capital Resources.
6. You disclose in the subsequent events note of the interim period financial statements you entered into the Termination of Securities Purchase, Loan and Security
       Agreement on November 13, 2024, which terminates the Securities Purchase, Loan and Security Agreement so that your liabilities and obligations with respect to the loan are solely set forth in the note payable with BP Peptides, LLC. Please tell us why this disclosure is not included here. Further, clarify the impact this termination agreement has on your financial statements, including liabilities outstanding, and compliance with any affected debt.
General

7.     We note your revisions pursuant to prior comment 28 and reissue in part.
Please
       explain what you mean when you disclose that you believe you are strategically positioned to capitalize on market conditions within the building products sector, as you do on page 41.
 December 19, 2024
Page 3

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Lawrence Metelitsa